Exhibit 99.2

ASTRID Deploys NICE to Modernize Incident Reconstruction for Belgium’s
National Emergency and Security Services Network

In a nationwide deployment, NICE will help Belgium’s 14 emergency communications centers, and over 70,000 first responders, enhance emergency services

Hoboken, N.J., August 3, 2023 – NICE (Nasdaq: NICE) today announced that ASTRID, the operator of Belgium’s national radio communications, paging and dispatching network, has selected NICE to modernize their voice recording and incident reconstruction solutions for 14 police, fire and EMS Public Safety Answering Points.

As a provider of a single system of record for emergency incidents, NICE empowers public safety and criminal justice agencies to find the truth that’s hidden in data faster, and improve services through reliable data capture, fast, accurate incident reconstruction, automated quality assurance, and data-driven intelligence dashboards.

Jan Zeinstra, Product Owner recording project, ASTRID, said, “The ASTRID network is a lifeline for emergency services in Belgium through its ability to deliver reliable, seamless communications. But it’s equally important to be able to reliably capture, find and reproduce these incidents, to understand what happened, how it happened, and what performed and what didn’t. Considering the 8,000 emergency citizen calls for service and 2-million plus first responder radio communications handled each day, we felt it was important to choose a company with a reliable track record. NICE has proven success with some of the largest emergency services agencies in the world.”

Currently, over 70,000 emergency services workers, ranging from local and federal police to fire and medical rescue services, rely on the ASTRID network daily.  Most of these interactions will be centrally captured and managed by NICE. Additionally, NICE will be used to capture all inbound emergency citizen calls into Belgium’s 14 provincial centers, as well as outbound dispatch interactions. The 14 centers handle emergency calls across a 12,000 square mile area inhabited by 11.5 million citizens. When full reviews of incidents are necessary, the NICE solution will automatically pull back incident data into a timeline view, so managers can replay incidents and understand exactly what happened.

Chris Wooten, Executive Vice President, NICE, said, “We are honored that ASTRID has selected NICE for this nationwide project to help Belgium improve its emergency services to citizens during their most difficult times. For this project, we will leverage our 30 years of experience supporting some of the world’s largest public safety agencies, and our solutions which empower first responders and criminal justice departments to deliver better outcomes for citizens and get to the truth that’s hidden in their data faster.”

NICE will be deploying its Inform Elite solution for ASTRID in conjunction with Belgium-based NICE certified partner Tein Technology.

NICE Inform Elite is one of the solutions in NICE’s Evidencentral platform which is designed to help public safety and justice agencies improve and simplify management of digital evidence and data, from incident to court.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About ASTRID
ASTRID is the operator of the national radio communications, paging and dispatching network designed for emergency and security services in Belgium. An initiative created by the Belgian federal authorities, ASTRID provides four important basic services: radio communications, paging, dispatching solutions and a mobile voice and data supply. Currently, over 70,000 people employed in emergency response and other mission critical applications rely on the ASTRID communications network. ASTRID has been arranging communication between various emergency and security services in Belgium for more than 20 years. More info at www.astrid.be/en.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.